SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                      American Exploration Company
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                025762105
                             (CUSIP Number)

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise sub-

ject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                               Page 1 of 6 Pages


CUSIP No. 025762105
_________________________________________________________________
1) Names of Reporting Persons      Trustees of General
   S.S. or I.R.S Identification    Electric Pension Trust
   Nos. of Above Persons                (I.R.S. #14-6015763)
_________________________________________________________________

2) Check the appropriate box if a (a)  [  ]
   Member of a Group              (b)  [  ]
_________________________________________________________________

3) SEC use only
_________________________________________________________________
4) Citizenship or Place of Organization         New York State
_________________________________________________________________

                    (5) Sole Voting Power        19,955,596
Number of Shares
Beneficially Owned by(6) Shared Voting Power        none
Each Reporting
Person With         (7) Sole Dispositive Power   19,955,596

                    (8) Shared Dispositive Power    none
_________________________________________________________________

9) Aggregate Amount Beneficially       19,955,596
   Owned by Each Reporting Person
_________________________________________________________________

10) Check if the Aggregate Amount in Row (9 )    [  ]
    excludes certain Shares
_________________________________________________________________

11) Percent of Class represented by Amount
    in Row (9)                                   16.4%
_________________________________________________________________

12) Type of Reporting Person                     EP
_________________________________________________________________










Page 2 or 6 Pages

Item l(a)     Name of Issuer: American Exploration Company

Item l(b)     Address of Issuer's Principal Executive Offices:
                                           1331 Lamar, Suite 900
                                           Houston, TX 77010-3088

Item 2(a)     Name of Person Filing:
                      Trustees of General Electric Pension Trust ("GEPT")
                                           (See Schedule I)

Item 2(b)     Address of Principal Business Office or, if none,
              Residence:
              The address of the principal office of GEPT is 3003
              Summer Street, Stamford, Connecticut 06904

Item 2(c)     Citizenship:   New York State

Item 2(d)     Title of Class of Securities:  Common Stock

Item 2(e)     CUSIP Number: 025762105

Item 3. If this statement is filed pursuant to Rules 13d-l(b) or 13d-2(b), check whether the person filing is a:

(a) [ ]   Broker or Dealer registered under Section 15 of the
          Act

(b) [ ]   Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ]   Investment Company registered under section 8 of the
          Investment Company Act

(e) [ ]   Investment Adviser registered under section 203 of
         the Investment Advisers Act of 1940

(f) [X]   Employee Benefit Plan, Pension Fund which is subject
         to the provisions of the Employee Retirement Income
         Security Act of 1974 or Endowment Fund; see Section
         240.13d-l(b)(l)(ii)(F)

(g) [ ]   Parent Holding Company, in accordance with
         Section 240.13d-l(b)(ii)(G) (Note:  See Item 7)

(h) [ ]   Group, in accordance with Section 240.13d-1(b)
         (l)(ii)(H)

Pag                             e 3 of 6 Pages

Item 4. Ownership.

(a) Amount Beneficially Owned: As of February 10, 1995, GEPT is deemed to be the beneficial owner of 19,955,596 shares of Common Stock.

(b) Percent of Class: Such 19,955,596 shares of Common Stock represent approximately 16.4% of the outstanding Common
         Stock.

(c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote    19,955,596
         (ii)  shared power to vote or to direct the vote  0
         (iii) sole power to dispose or to direct the
               disposition of                             19,955,596
         (iv)  shared power to dispose or to direct the
               disposed of                                 0

Item 5   Ownership of Five Percent or Less of a Class.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6   Ownership of More than Five Percent on Behalf of
         Another Person.
         Not Applicable.

Item 7   Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company.
                                                           Not Applicable.

Item     8. Identification and Classification of Members of the
    Group.
          Not applicable.

Item     9. Notice of Dissolution of Group.
          Not applicable.








P                              age 4 of 6 Pages

Item 10.  Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TRUSTEES OF GENERAL ELECTRIC
                               PENSION TRUST


                               By: /s/ Alan M. Lewis
                                   Alan M. Lewis, Trustee


Dated: March 21, 1995























Page 5 of 6 Pages

  SCHEDULE I

TRUSTEES OF
GENERAL ELECTRIC PENSION TRUST

3003 Summer Street, P.O. Box 7900
Stamford, Connecticut 06904

The names of the Trustees of General Electric Pension Trust are as follows:

DALE F. FREY

EUGENE K. BOLTON

MICHAEL J. COSGROVE

RALPH R. LAYMAN

ALAN M. LEWIS

JOHN H. MYERS

DONALD W. TOREY





















  Page 6 of 6 Pages